Exhibit 99.2

Financial Information for the Three Months and Nine Months Ended September 30, 2022 and 2021 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix D: Summary of financial information of OPC’s subsidiaries

Appendix E: Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	September 30,	December 31,
	2022	2021
	$ millions
Current assets
Cash and cash equivalents	550	475
Short-term deposits and restricted cash	10	-
Trade receivables	52	63
Short-term derivative instruments	4	1
Other investments	358	-
Other current assets	60	43
Total current assets	1,034	582
Non-current assets
Investment in ZIM (associated company)	1,341	1,354
Investment in OPC’s associated companies	625	545
Long-term restricted cash	15	21
Long-term derivative instruments	17	12
Long-term prepaid expenses and other non-current assets	58	57
Deferred taxes	6	19	*
Property, plant and equipment, net	1,152	1,126
Intangible assets, net	222	225
Right-of-use assets, net	91	98
Total non-current assets	3,527	3,457
Total assets	4,561	4,039
Current liabilities
Current maturities of loans from banks and others	54	38
Trade and other payables	122	171
Short-term derivative instruments	1	9
Current tax liabilities	1	-
Deferred taxes	4	21
Distribution payable	-	189
Current maturities of lease liabilities	17	19
Total current liabilities	199	447
Non-current liabilities
Long-term loans from banks and others	593	597
Debentures	508	575
Deferred taxes	95	95	*
Other non-current liabilities	35	29
Long-term lease liabilities	21	15
Total non-current liabilities	1,252	1,311
Total liabilities	1,451	1,758
Equity
Share capital	50	602
Translation reserve	(1)	26
Capital reserve	39	26
Accumulated profit	2,345	1,140
Equity attributable to owners of the Company	2,433	1,794
Non-controlling interests	677	487
Total equity	3,110	2,281
Total liabilities and equity	4,561	4,039

*Reclassified

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2022	2021	2022	2021
	$ millions		$ millions
Revenue	429	353	163	133
Cost of sales and services (excluding depreciation and amortization)	(313)	(239)	(116)	(81)
Depreciation and amortization	(39)	(40)	(14)	(14)
Gross profit	77	74	33	38
Selling, general and administrative expenses	(67)	(52)	(23)	(15)
Other income/(expenses)	4	(1)	4	-
Operating profit	14	21	14	23
Financing expenses	(39)	(130)	(12)	(92)
Financing income	38	6	7	2
Financing expenses, net	(1)	(124)	(5)	(90)
Loss related to Qoros	-	(251)	-	(196)
Gains related to ZIM	202	12	-	2
Share in profit of associated companies, net
- ZIM	947	818	241	400
- OPC’s associated companies	57	7	37	23
Profit before income taxes	1,219	483	287	162
Income tax (expense)/benefit	(34)	18	(16)	8
Profit for the period	1,185	501	271	170
Attributable to:
Kenon’s shareholders	1,155	538	251	186
Non-controlling interests	30	(37)	20	(16)
Profit for the period	1,185	501	271	170

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	21.43	9.99	4.65	3.45

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the nine months ended September 30,
	2022	2021
	$ millions
Cash flows from operating activities
Profit for the period	1,185	501
Adjustments:
Depreciation and amortization	44	43
Financing expenses, net	1	124
Share in profit of associated companies, net	(1,004)	(825)
Loss related to Qoros	-	251
Gains related to ZIM	(202)	(12)
Share-based payments	9	3
Income tax expense/(benefit)	34	(18)
	67	67
Change in trade and other receivables	(11)	(10)
Change in trade and other payables	9	(4)
Change in employee benefits	-	10
	65	63
Dividends received from associated companies	658	70
Net cash provided by operating activities	723	133

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the nine months ended September 30,
	2022	2021
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	(10)	542
Short-term collaterals deposits, net	(15)	-
Investment in long-term deposits, net	13	28
Purchase of other investments	(672)	-
Proceeds from sale of other investments	313	-
Acquisition of subsidiary, less cash acquired	-	(655)
Investments in associated company, less cash acquired	(2)	(8)
Acquisition of property, plant and equipment	(216)	(151)
Acquisition of intangible assets	(9)	(1)
Reimbursement in respect of right-of-use asset	-	5
Proceeds from distribution of associated companies	4	47
Proceeds from sale of interest in ZIM	464	64
Long-term loans to an associate	-	(5)
Long-term advance deposits and prepaid expenses	(5)	(7)
Interest received	2	-
Payment of transactions in derivatives, net	-	(3)
Net cash used in investing activities	(133)	(144)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(35)	(176)
Investments from holders of non-controlling interests in equity of subsidiary	23	174
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	193	111
Proceeds from issuance of debentures, net of issuance expenses	-	263
Receipt of long-term loans	87	238
Costs paid in advance in respect of taking out of loans	(2)	(4)
Payment in respect of derivative financial instruments, net	(2)	(15)
Dividends paid to holders of non-controlling interests	-	(10)
Cash distribution and dividends paid	(741)	(100)
Interest paid	(21)	(30)
Net cash (used in)/provided by financing activities	(498)	451

Increase in cash and cash equivalents	92	440
Cash and cash equivalents at beginning of the year	475	286
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(17)	(3)
Cash and cash equivalents at end of the period	550	723

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the nine months ended September 30, 2022
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
			$ millions
Revenue	386	43	-	-	429
Depreciation and amortization	(35)	(9)	-	-	(44)
Financing income	8	25	-	5	38
Financing expenses	(33)	(6)	-	-	(39)
Gains related to ZIM	-	-	202	-	202
Share in profit of associated companies	-	57	947	-	1,004
Profit/(loss) before taxes	18	54	1,149	(2)	1,219
Income tax expense	(7)	(10)	-	(17)	(34)
Profit/(loss) for the period	11	44	1,149	(19)	1,185

	For the nine months ended September 30, 2021
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
			$ millions
Revenue	315	38	-	-	353
Depreciation and amortization	(35)	(8)	-	-	(43)
Financing income	3	3	-	-	6
Financing expenses	(109)	(20)	-	(1)	(130)
Loss related to Qoros	-	-	-	(251)	(251)
Gains related to ZIM	-	-	12	-	12
Share in profit of associated companies	-	7	818	-	825
(Loss)/profit before taxes	(64)	(25)	830	(258)	483
Income tax benefit/(expense)	12	10	-	(4)	18
(Loss)/profit for the period	(52)	(15)	830	(262)	501

	For the three months ended September 30, 2022
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	147	16	-	-	163
Depreciation and amortization	(12)	(3)	-	-	(15)
Financing income	1	3	-	3	7
Financing expenses	(10)	(2)	-	-	(12)
Share in profit of associated companies	-	37	241	-	278
Profit before taxes	13	29	241	4	287
Income tax expense	(4)	(5)	-	(7)	(16)
Profit/(loss) for the period	9	24	241	(3)	271

	For the three months ended September 30, 2021
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	116	17	-	-	133
Depreciation and amortization	(12)	(2)	-	-	(14)
Financing income	-	2	-	-	2
Financing expenses	(86)	(4)	-	(2)	(92)
Loss related to Qoros	-	-	-	(196)	(196)
Gains related to ZIM	-	-	2	-	2
Share in (losses)/profits of associated companies	-	23	400	-	423
(Loss)/profit before taxes	(61)	20	402	(199)	162
Income tax benefit/(expense)	13	(5)	-	-	8
(Loss)/profit for the period	(48)	15	402	(199)	170

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2022	2021	2022	2021
	$ millions		$ millions
Revenue	429	353	163	133
Cost of sales (excluding depreciation and amortization)	(313)	(239)	(116)	(81)
Depreciation and amortization	(39)	(40)	(14)	(14)
Gross profit	77	74	33	38
Selling, general and administrative expenses	(57)	(46)	(21)	(11)
Other income	1	(1)	1	(3)
Operating profit	21	15	13	24
Financing expenses	(39)	(129)	(12)	(90)
Financing income	33	6	4	2
Financing expenses, net	(6)	(123)	(8)	(88)
Share of profit of associated companies, net	57	7	37	23
Profit before income taxes	72	(89)	42	(41)
Income taxes (expense)/benefit	(17)	22	(9)	8
Profit/(loss) for the period	55	(67)	33	(33)

Attributable to:
Equity holders of the company	44	(52)	24	(28)
Non-controlling interest	11	(15)	9	(5)
Profit/(loss) for the period	55	(67)	33	(33)

Summary Data from OPC’s Consolidated Statement of Cash Flows (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2022	2021	2022	2021
	$ millions		$ millions
Cash flows provided by operating activities	82	88	58	37
Cash flows used in investing activities	(239)	(126)	(80)	(25)
Cash flows provided by financing activities	282	94	222	(14)
Increase in cash and cash equivalents	125	56	200	26
Cash and cash equivalents at end of the period	342	172	342	172

Summary Data from OPC’s Consolidated Statement of Financial Position (Unaudited)

	As at
	September 30, 2022	December 31, 2021
	$ millions
Total financial liabilities[1]	1,021	1,076
Total monetary assets[2]	356	248
Investment in associated companies	625	545
Total equity attributable to the owners	989	730
Total assets	2,687	2,458	*

1.	Including loans from banks and financial institutions and debentures
2.	Including cash and cash equivalents and deposits and restricted cash (used for debt service reserves) *Reclassified

Appendix C

Definition of OPC’s Adjusted EBITDA and share of Adjusted EBITDA of its associated companies and non-IFRS reconciliation

This press release, including the financial tables, presents OPC’s Adjusted EBITDA and share of Adjusted EBITDA of its associated companies, which are non-IFRS financial measures.

OPC defines Adjusted EBITDA for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense (benefit), changes in fair value of derivative financial instruments, items not in the ordinary course of business and/or having a non-recurring nature and proportionate share of losses of associated companies, net. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA and share of Adjusted EBITDA of its associated companies provide transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’, or its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below are reconciliations of OPC’s net profit to Adjusted EBITDA and share of net profit to share of Adjusted EBITDA of its associated companies for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the three months ended September 30,
	2022	2021
	$ millions
Profit/(loss) for the period	33	(33)
Depreciation and amortization	15	14
Financing expenses, net	8	88
Share in profit of associated companies, net	(37)	(23)
Income tax expense/(benefit)	9	(8)
Adjusted EBITDA	28	38
Proportionate share of Adjusted EBITDA of associated companies	50	16

	For the three months ended September 30,
	2022	2021
	$ millions
Share in profit of associated companies, net	37	23
Share of depreciation and amortization	11	11
Share of changes in fair value of derivative financial instruments	(4)	(13)
Share of financing expenses/(income), net	6	(5)
Proportionate share of Adjusted EBITDA of associated companies	50	16

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of September 30, 2022 and December 31, 2021 (in $ millions):

As at September 30, 2022	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	518	-	191	222	90	-	1,021
Cash and cash equivalents and deposits	236	11	9	7	1	78	342
Restricted cash (used for debt service reserves)	-	-	14	-	-	-	14
Net debt*	282	(11)	168	215	89	(78)	665

As at December 31, 2021	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	587	-	219	170	98	2	1,076
Cash and cash equivalents and deposits	86	17	7	24	1	99	234
Restricted cash (including debt service reserves)	-	-	14	-	-	-	14
Net debt*	499	(17)	198	146	97	(97)	826

*Net debt is defined as debt minus cash and cash equivalents and deposits and restricted cash.

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense, impairment of assets, non-cash charter hire expenses, capital gains/losses beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net profit to Adjusted EBITDA for the periods presented.

	For the three months ended September 30,
	2022	2021
	$ millions
Profit for the period	1,166	1,463
Depreciation and amortization	380	221
Financing expenses, net	30	38
Income tax expense	348	358
EBITDA	1,924	2,080
Expenses related to legal contingencies	10	-
Adjusted EBITDA	1,934	2,080